For the year ended December 31, 1999
File number 811-2992

                          SUB-ITEM 77J


              Reclassification of Capital Accounts

       The  Fund  accounts  and  reports   for
distributions  to shareholders  in  accordance
with   the  American  Institute  of  Certified
Public Accountants', Statement of Position 93-
2:  Determination, Disclosure,  and  Financial
Statement  Presentation  of  Income,   Capital
Gain,  and Return of Capital Distributions  by
Investment Companies.  The effect of  applying
this  statement was to increase  undistributed
net  investment  income by $120,704,  increase
accumulated  net realized loss on  investments
by  $149,567 and increase paid in  capital  by
$28,863,   due  to  the  sale  of   securities
purchased with market discount during the year
ended   December  31,  1999.  Net   investment
income, net realized gains and net assets were not affected by this change.